SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 16, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 Chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2011 RESULTS;

COMPANY REITERATES EXPECTATION OF 10% REVENUE GROWTH FOR FY2012

Hsinchu, Taiwan, March 16, 2012 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the fourth quarter ended December 31, 2011 and full year 2011. All U.S. dollar figures in this release are based on the exchange rate of NT$30.27 against US$1.00 as of December 30, 2011.

Net revenue on a US GAAP basis for the fourth quarter of 2011 was NT$4,608.8 million or US$152.3 million, an increase of 6.6% from NT$4,322.6 million or US$142.8 million for the same period in 2010 and an increase of 3.3% from NT$4,461.5 million or US$147.4 million in the third quarter of 2011. The 2011 fourth quarter over third quarter sequential growth is at the high-end of prior guidance.

Net income on a US GAAP basis for the fourth quarter of 2011 was NT$29.1 million or US$1.0 million, and NT$1.08 or US$0.04 per basic common share and NT$1.07 or US$0.04 per diluted common share.

Under US GAAP, net revenue for the fiscal year ended December 31, 2011 was NT$18,210.9 million or US$601.6 million, an increase of 5.8% from NT$17,209.7 million or US$568.5 million for the fiscal year ended December 31, 2010. Under US GAAP, net income for the fiscal year ended December 31, 2011 was NT$46.1 million or US$1.5 million, and NT$1.73 or US$0.06 per basic and NT$1.71 or US$0.06 per diluted common share. Net income for the fiscal year ended December 31, 2011 under US GAAP includes non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$57.1 million or US$1.9 million and amortization of discount on convertible notes of NT$1.3 million or US$0.04 million.

Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income for the fiscal year ended December 31, 2011 was NT$104.5 million or US$3.4 million, and NT$3.93 or US$0.13 per basic common share and NT$3.88 or US$0.13 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the year ended December 31, 2011 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are pleased to report that we exited 2011 with increased momentum in our revenue and profitability growth, an improved financial position, and positive business prospects. We believe that our strategic focus on higher revenue and higher margin opportunities helped drive this growth, and helped us to further strengthen our balance sheet. We ended 2011 with US$243.1 million in cash and cash equivalents, after having reduced total debt by US$134.5 million in 2011. We believe that we have firmly established ChipMOS as one of the industry’s most important outsourced semiconductor assembly and testing services companies. We are aggressively focused on building on our position in key markets, including our LCD assembly and test business and are highly optimistic for the Company’s prospects in 2012. We continue to expect revenue growth of approximately 10% in 2012.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Gross profit for the full year 2011 increased to US$52.8 million compared to US$19.0 million in 2010. For the full year 2011, our blended utilization rate was 75%, with an increase to 72% in 4Q11 compared to 68% in the same period 2010. The improvement reflects the considerable growth in our LCD driver segment, which was up 25% for the full year 2011 compared to 2010, representing 22% of total revenue in 2011 compared to 19% in 2010. The growth in our bumping segment was also significant, which was up 48% for the full year 2011 compared to 2010, representing 13% of total revenue in 2011 compared to 9% in 2010. Our balance of cash and cash equivalents was improved to US$243.1 million as of December 31, 2011, compared to US$236.0 million as of December 31, 2010. We reduced the Company’s total debt by US$134.5 million in 2011, resulting in an improvement of our net debt to equity ratio to 22.6% as of December 31, 2011 compared to 66.8% at the end of 2010. Finally, we have repurchased approximately 47,100 shares valued at approximately US$362.0 thousand under our share repurchase program as of March 15, 2012. With a continued disciplined business and capital expense strategy, we expect to generate positive free cash flow for the full year 2012.”

Selected Operation Data

	4Q11		4Q10		FY11
Revenue by segment
Testing		31%		36%		32%
Assembly		36%		33%		33%
LCD Driver		21%		20%		22%
Bumping		12%		11%		13%

Utilization by segment
Testing		62%		60%		62%
Assembly		80%		72%		79%
LCD Driver		73%		69%		80%
Bumping		75%		77%		88%
Overall		72%		68%		75%

CapEx	US$	14.5 million	US$	35.6 million	US$	76.6 million
Testing		32%		37%		20%
Assembly		10%		11%		11%
LCD Driver		47%		15%		51%
Bumping		11%		37%		18%

Depreciation and amortization expenses (US GAAP)	US$	46.8 million	US$	51.2 million	US$	189.3 million

Condensed consolidated statements of cash flows	Year ended Dec. 31, 2011 US$ million	Year ended Dec. 31, 2010 US$ million
Net cash provided by (used in) operating activities	194.8	287.0
Net cash provided by (used in) investing activities	(107.4)	(81.1)
Net cash provided by (used in) financing activities	(81.4)	(97.7)
Effect of exchange rate changes on cash	1.1	(0.5)
Net increase (decrease) in cash and cash equivalents	7.1	107.7
Cash and cash equivalents at beginning of period	236.0	128.3
Cash and cash equivalents at end of period	243.1	236.0

First Quarter 2012 Outlook

Mr. Cheng continued, “We expect continued strength in our LCD driver business but not enough in the first quarter to offset typical seasonality and expected softness in our DRAM and flash testing business. As a result, we currently expect revenue in the first quarter of 2012 to be approximately flat-to-down in the single digits as compared to the fourth quarter of 2011, with gross margin on a consolidated basis in the range of approximately 4.0% to 9.0%. We remain very optimistic about our business prospects for 2012 and longer-term based on existing customer forecasts. To meet higher customer demand levels in our LCD driver business, our Board has approved a strategic investment to build a 16,000 wafer/month capacity of 12-inch gold bump manufacturing facility and an 8,000 wafer/month capacity of 12-inch copper bump manufacturing facility. Demand for copper bumping capabilities continues to increase given the cost benefit to customers. We expect to have the new capacity operating by the second half of 2012. This will allow us to capture additional growth opportunities in related LCD driver IC and WLCSP (Wafer Level Chip Scale Package) business, smartphone and tablet PC applications.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter and full year 2011 results on Friday, March 16, 2012 at 8:00AM ET (8:00PM, March 16, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 387265.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2011, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2011 (Unaudited)	Dec. 31, 2010 (Unaudited)	Dec. 31, 2011 (Unaudited)	Dec. 31, 2010 (Audited)	Dec. 31, 2011 (Unaudited)	Dec. 31, 2011 (Unaudited)
	USD	USD	USD	USD	USD	USD

Net Revenue	152.3	142.8	601.6	568.5	152.3	601.6
Cost of Revenue	138.4	133.4	546.7	547.2	139.2	548.8

Gross Profit (Loss)	13.9	9.4	54.9	21.3	13.1	52.8

Other Operating Income	—	—	—	—	0.7	4.0
Operating Expenses
Research and Development	3.5	3.5	13.5	13.6	3.5	13.5
Sales and Marketing	0.6	0.5	2.2	2.1	0.6	2.2
General and Administrative	5.7	5.8	21.5	22.4	5.6	21.0
Other Operating Expenses	—	—	—	—	5.7	6.5

Total Operating Expenses	9.8	9.8	37.2	38.1	15.4	43.2

Income (Loss) from Operations	4.1	(0.4)	17.7	(16.8)	(1.6)	13.6

Non-Operating Income (Expenses), Net	(8.3)	48.3	(15.1)	76.6	(0.9)	(10.0)

Income (Loss) before Income Tax	(4.2)	47.9	2.6	59.8	(2.5)	3.6

Income Tax Benefit (Expense)	1.4	1.3	(1.5)	3.3	1.6	(1.3)

Net Income (Loss)	(2.8)	49.2	1.1	63.1	(0.9)	2.3

Add: Net Loss (Income) Attributable to Noncontrolling Interests	1.5	(4.8)	(1.6)	(8.8)	1.9	(0.8)

Net Income (Loss) Attributable to ChipMOS	(1.3)	44.4	(0.5)	54.3	1.0	1.5

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.05)	1.73	(0.02)	2.27	0.04	0.06

Shares Outstanding (in thousands)-Basic(2)	26,920	25,705	26,590	23,971	26,920	26,590

Net Income (Loss) Attributable to ChipMOS-Diluted	(1.3)	44.5	(0.5)	59.7	1.0	1.5

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.05)	1.61	(0.02)	2.23	0.04	0.06

Shares Outstanding (in thousands)-Diluted(2)	26,920	27,694	26,590	26,806	27,285	26,962

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.27 against US$1.00 as of Dec. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The outstanding shares for the three months and the year ended Dec. 31, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2011, 2010

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2011 (Unaudited)	Dec. 31, 2010 (Unaudited)	Dec. 31, 2011 (Unaudited)	Dec. 31, 2010 (Audited)	Dec. 31, 2011 (Unaudited)	Dec. 31, 2011 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD

Net Revenue	4,608.8	4,322.6	18,210.9	17,209.7	4,608.8	18,210.9
Cost of Revenue	4,189.5	4,037.2	16,549.2	16,564.0	4,213.0	16,612.5

Gross Profit (Loss)	419.3	285.4	1,661.7	645.7	395.8	1,598.4

Other Operating Income	—	—	—	—	22.5	120.6
Operating Expenses
Research and Development	106.1	107.1	409.8	412.7	106.1	409.8
Sales and Marketing	18.1	14.2	66.5	64.4	18.1	66.5
General and Administrative	171.2	175.0	651.9	677.6	170.2	633.7
Other Operating Expenses	—	—	—	—	173.6	197.5

Total Operating Expenses	295.4	296.3	1,128.2	1,154.7	468.0	1,307.5

Income (Loss) from Operations	123.9	(10.9)	533.5	(509.0)	(49.7)	411.5

Non-Operating Income (Expenses), Net	(253.0)	1,461.3	(455.8)	2,320.6	(27.5)	(301.9)

Income (Loss) before Income Tax	(129.1)	1,450.4	77.7	1,811.6	(77.2)	109.6

Income Tax Benefit (Expense)	43.4	38.7	(45.5)	99.3	47.7	(39.5)

Net Income (Loss)	(85.7)	1,489.1	32.2	1,910.9	(29.5)	70.1

Add: Net Loss (Income) Attributable to Noncontrolling Interests	45.8	(145.9)	(47.4)	(266.2)	58.6	(24.0)

Net Income (Loss) Attributable to ChipMOS	(39.9)	1,343.2	(15.2)	1,644.7	29.1	46.1

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(1.48)	52.25	(0.57)	68.61	1.08	1.73

Shares Outstanding (in thousands)-Basic(1)	26,920	25,705	26,590	23,971	26,920	26,590

Net Income (Loss) Attributable to ChipMOS-Diluted	(39.9)	1,347.5	(15.2)	1,806.1	29.1	46.1

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(1.48)	48.66	(0.57)	67.38	1.07	1.71

Shares Outstanding (in thousands)-Diluted(1)	26,920	27,694	26,590	26,806	27,285	26,962

Note:

(1)	The outstanding shares for the three months and the year ended Dec. 31, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Dec. 31, 2011 and Year Ended Dec. 31, 2011

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months and the year ended Dec. 31, 2011 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss), which is US GAAP net income (loss) adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) and non-GAAP net income (loss) per share to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended Dec. 31, 2011	Year ended Dec. 31, 2011
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	1.0	1.5
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	1.0	1.5

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	—	1.9
Amortization of discount on convertible notes(3)	—	0.0

Total Special Items	—	1.9

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	1.0	3.4

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted	1.0	3.4

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.04	0.06

Adjustment for special items	—	0.07

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	0.04	0.13

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.04	0.06

Adjustment for special items	—	0.07

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	0.04	0.13

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.27 against US$1.00 as of Dec. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Dec. 31, 2011 and Year Ended Dec. 31, 2011

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended Dec. 31, 2011	Year ended Dec. 31, 2011
Net Revenue	152.3	601.6
Cost of Revenue	139.2	548.8

Gross Profit (Loss)	13.1	52.8

Other Operating Incomes	0.7	4.0
Operating Expenses
Research and Development	3.5	13.5
Sales and Marketing	0.6	2.2
General and Administrative	5.6	21.0
Other Operating Expenses	5.7	6.5

Total Operating Expenses	15.4	43.2

Income (Loss) from Operations	(1.6)	13.6

Non-Operating Income (Expenses), Net(2)	(0.9)	(8.1)

Income (Loss) before Income Tax(2)	(2.5)	5.5

Income Tax Benefit (Expense)	1.6	(1.3)

Net Income (Loss)(2)	(0.9)	4.2

Add: Net Loss (Income) Attributable to Noncontrolling Interests	1.9	(0.8)

Net Income (Loss) Attributable to ChipMOS-Basic(2)	1.0	3.4

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	0.04	0.13

Shares Outstanding (in thousands)-Basic	26,920	26,590

Net Income (Loss) Attributable to ChipMOS-Diluted(2)	1.0	3.4

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted(2)	0.04	0.13

Shares Outstanding (in thousands)-Diluted	27,285	26,962

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.27 against US$1.00 as of Dec. 30, 2011. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$57.1 million or US$1.9 million and amortization of discount on convertible notes of NT$1.3 million or US$0.04 million for the year ended Dec. 31, 2011. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2011 and Dec. 31, 2010

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Dec. 31, 2011 (Unaudited)	Sep. 30, 2011 (Unaudited)	Dec. 31, 2010 (Audited)	Dec. 31, 2011 (Unaudited)	Sep. 30, 2011 (Unaudited)	Dec. 31, 2010 (Audited)
ASSETS	USD	USD	USD	USD	USD	USD
Cash and Cash Equivalents	243.1	189.7	236.0	243.1	189.7	236.0
Financial Assets at Fair Value Through Profit or Loss	—	—	0.1	—	—	0.1
Accounts and Notes Receivable	121.3	120.4	102.0	121.3	120.4	102.0
Inventories	50.7	53.4	42.3	50.7	53.4	42.3
Other Current Assets	17.4	17.1	42.2	17.2	16.9	42.0

Total Current Assets	432.5	380.6	422.6	432.3	380.4	422.4

Long-Term Investments	1.3	1.3	0.3	1.3	1.3	0.3

Property, Plant & Equipment-Net	459.1	490.2	570.6	446.0	477.5	559.1
Intangible Assets	3.3	3.3	3.1	3.3	3.3	3.1
Other Assets	38.1	44.4	37.9	40.9	47.0	40.4

Total Assets	934.3	919.8	1,034.5	923.8	909.5	1,025.3

LIABILITIES
Current Liabilities
Short-Term Loans	18.1	18.3	49.4	18.1	18.3	49.4
Current Portion of Long-Term Debts	22.6	25.8	164.9	22.6	25.8	164.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	51.1	38.1	48.9	51.1	38.1	48.9
Current Portion of Long-Term Lease Payable	—	—	27.2	—	—	27.2
Other Current Liabilities	63.9	56.3	63.0	63.9	56.3	63.0

Total Current Liabilities	155.7	138.5	353.4	155.7	138.5	353.4
Long-Term Liabilities
Long-Term Debts	280.3	280.7	193.1	280.3	280.7	193.1
Long-Term Lease Payable	—	—	20.9	—	—	20.9
Other Liabilities	3.3	3.4	3.2	15.8	16.4	16.1

Total Liabilities	439.3	422.6	570.6	451.8	435.6	583.5

EQUITY
Shareholders’ Equity
Capital Stock	1.3	1.3	1.2	1.3	1.3	1.2
Deferred Compensation	0.0	0.0	(0.1)	—	—	—
Capital Surplus	502.2	501.8	463.8	489.5	491.7	454.3
Retained Earnings (Accumulated Loss)	(125.1)	(123.8)	(124.6)	(122.7)	(123.6)	(124.2)
Treasury Stock	(30.6)	(30.6)	(4.2)	(30.6)	(30.6)	(4.2)
Cumulated Translation Adjustments	14.3	14.3	10.8	14.3	14.3	10.8
Unrecognized Pension Cost	—	—	—	(7.8)	(8.7)	(9.2)

Total Shareholders’ Equity	362.1	363.0	346.9	344.0	344.4	328.7

Noncontrolling Interests	132.9	134.2	117.0	128.0	129.5	113.1

Total Equity	495.0	497.2	463.9	472.0	473.9	441.8

Total Liabilities & Equity	934.3	919.8	1,034.5	923.8	909.5	1,025.3

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.27 against US$1.00 as of Dec. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2011 and Dec. 31, 2010

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Dec. 31, 2011 (Unaudited)	Sep. 30, 2011 (Unaudited)	Dec. 31, 2010 (Audited)	Dec. 31, 2011 (Unaudited)	Sep. 30, 2011 (Unaudited)	Dec. 31, 2010 (Audited)
ASSETS	NTD	NTD	NTD	NTD	NTD	NTD
Cash and Cash Equivalents	7,357.9	5,740.4	7,143.3	7,357.9	5,740.4	7,143.3
Financial Assets at Fair Value Through Profit or Loss	—	—	3.0	—	—	3.0
Accounts and Notes Receivable	3,672.2	3,645.0	3,088.0	3,672.2	3,645.0	3,088.0
Inventories	1,533.9	1,617.1	1,279.8	1,534.9	1,618.1	1,280.9
Other Current Assets	527.2	516.9	1,276.2	521.0	510.7	1,270.0

Total Current Assets	13,091.2	11,519.4	12,790.3	13,086.0	11,514.2	12,785.2

Long-Term Investments	39.1	39.1	10.5	39.1	39.1	10.5

Property, Plant & Equipment-Net	13,896.1	14,838.6	17,273.0	13,501.0	14,453.5	16,924.1
Intangible Assets	100.5	100.9	94.2	100.5	100.9	94.2
Other Assets	1,154.2	1,344.9	1,147.0	1,237.6	1,423.8	1,221.1

Total Assets	28,281.1	27,842.9	31,315.0	27,964.2	27,531.5	31,035.1

LIABILITIES
Current Liabilities
Short-Term Loans	546.9	555.1	1,494.7	546.9	555.1	1,494.7
Current Portion of Long-Term Debts	684.0	779.9	4,991.5	684.0	779.9	4,991.5
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,546.2	1,153.3	1,480.7	1,546.2	1,153.3	1,480.7
Current Portion of Long-Term Lease Payable	—	—	822.0	—	—	822.0
Other Current Liabilities	1,935.1	1,703.8	1,908.6	1,935.1	1,703.8	1,908.6

Total Current Liabilities	4,712.2	4,192.1	10,697.5	4,712.2	4,192.1	10,697.5
Long-Term Liabilities
Long-Term Debts	8,484.3	8,496.8	5,845.2	8,484.3	8,496.8	5,845.2
Long-Term Lease Payable	—	—	631.8	—	—	631.8
Other Liabilities	101.3	102.6	97.1	478.8	497.7	488.0

Total Liabilities	13,297.8	12,791.5	17,271.6	13,675.3	13,186.6	17,662.5

EQUITY
Shareholders’ Equity
Capital Stock	39.0	39.0	36.0	39.0	39.0	36.0
Deferred Compensation	0.0	0.0	(1.6)	—	—	—
Capital Surplus	15,201.4	15,187.7	14,040.7	14,817.4	14,884.4	13,753.1
Retained Earnings (Accumulated Loss)	(3,787.4)	(3,747.5)	(3,772.3)	(3,714.2)	(3,743.3)	(3,760.2)
Treasury Stock	(924.8)	(924.8)	(128.6)	(924.8)	(924.8)	(128.6)
Cumulated Translation Adjustments	433.9	433.9	326.1	433.9	433.9	326.1
Unrecognized Pension Cost	—	—	—	(235.6)	(265.0)	(279.3)

Total Shareholders’ Equity	10,962.1	10,988.3	10,500.3	10,415.7	10,424.2	9,947.1

Noncontrolling Interests	4,021.2	4,063.1	3,543.1	3,873.2	3,920.7	3,425.5

Total Equity	14,983.3	15,051.4	14,043.4	14,288.9	14,344.9	13,372.6

Total Liabilities & Equity	28,281.1	27,842.9	31,315.0	27,964.2	27,531.5	31,035.1